EXHIBIT 4.1

THIRD AMENDMENT TO CREDIT AGREEMENT

THIS THIRD AMENDMENT TO CREDIT AGREEMENT (the “Third Amendment”) is entered into as of the 26th day of October, 2005, by and among PIONEER DRILLING SERVICES, LTD., a Texas limited partnership (“Borrower”); PIONEER DRILLING COMPANY, a Texas corporation; PDC MGMT. CO., a Texas corporation; PDC INVESTMENT CORP., a Delaware corporation; THE FROST NATIONAL BANK, a national banking association (in its individual capacity, “Frost Bank”), for itself, as Lender, as Lead Arranger, and as Agent for Lenders; ZIONS FIRST NATIONAL BANK, a national banking association, as Lender; and BANK OF SCOTLAND, a Scottish banking corporation acting through its New York Branch, as Lender.

R E C I T A L S

A. On October 29, 2004, Borrower, Credit Parties, Agent and Lender entered into that certain Credit Agreement, as amended pursuant to that First Amendment to Credit Agreement dated November 29, 2004 and that certain Second Amendment to Credit Agreement dated March 29, 2005 (as amended, the “Credit Agreement”) concerning the terms, conditions and covenants of certain credit facilities.

B. Borrower has requested and Lender has agreed to (i) renew and extend the Revolving Loan Commitment, and (ii) allow Acquisition Loans, at the option of Borrower, to bear interest at certain LIBOR Rates as more particularly set forth herein.

C. All capitalized terms not otherwise defined in this Third Amendment shall have the same meanings as are set forth in the Credit Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and promises herein contained, Agent, Lenders and Borrower agree as follows:

AGREEMENTS

Amount and Terms of Credit: Credit Facilities. Subsection 1.1(b) of the Credit Agreement is hereby amended to add the following sentence immediately after the last grammatical sentence:

If Borrower desires to have an Acquisition Loan bear interest by reference to a LIBOR Rate, it must comply with Section 1.5(e) below.

Amount and Terms of Credit: Credit Facilities. Subsection 1.1(c) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

(c) Reliance on Notices. Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any Notice of Revolving Credit Advance, Notice of Acquisition Loan, Notice of Conversion or similar notice executed by an Authorized Person and believed by Agent to be genuine. Agent may assume that each Person executing and delivering any notice in accordance herewith was duly authorized, unless the responsible individual acting thereon for Agent has actual knowledge to the contrary.

Amount and Terms of Credit: Interest. Section 1.5 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

1.5	Interest and Applicable Margins.

(a) Borrower shall pay interest to Agent, for the ratable benefit of Lenders in accordance with the various Loans being made by each Lender, in arrears on each applicable Interest Payment Date, at the following rates: (i) with respect to the Revolving Credit Advances, the Prime Rate per annum; and (ii) with respect to the Acquisition Loans, the Prime Rate per annum or, at the election of Borrower, the applicable LIBOR Rate plus the Applicable Acquisition Loan LIBOR Margin per annum.

The Applicable Margin(s) shall be adjusted (up or down) prospectively on a quarterly basis as determined by Borrower’s consolidated financial performance, commencing with the first day of the first calendar month that occurs more than 5 days after delivery of Borrower’s quarterly Financial Statements to Lenders for the Fiscal Quarter ending September 30, 2005. Adjustments in Applicable Margin(s) will be determined by reference to the following grids:

If Operating Leverage Ratio is:	Level of Applicable Margin(s):
< 1.00 to 1.00	Level I
> 1.01 to 1.00, but < 1.50 to 1.00	Level II
> 1.51 to 1.00, but < 2.00 to 1.00	Level III
> 2.01 to 1.00	Level IV

Applicable Margin(s)
	Level I	Level II	Level III	Level IV
Applicable Acquisition Loan LIBOR Margin	1.75%	2.00%	2.25%	2.50%

If there is a disparity between the financial tests described above, the test resulting in the greater level of Applicable Margin(s) will prevail.

All adjustments in the Applicable Margin(s) after September 30, 2005, shall be implemented quarterly on a prospective basis, for each calendar month commencing at least 5 days after the date of delivery to Lenders of the quarterly Compliance Certificate. Failure to timely deliver such Compliance Certificate shall, in addition to any other remedy provided for in this Agreement, result in an increase in the Applicable Margin(s) to the highest level set forth in the foregoing grid, until the first day of the first calendar month following the delivery of a Compliance Certificate demonstrating that such an increase is not required. If a Default or an Event of Default has occurred and is continuing at the time any reduction in the Applicable Margin(s) is to be implemented, that reduction shall be deferred until the first day of the first calendar month following the date on which such Default or Event of Default is waived or cured.

(b) If any payment on any Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day (except as set forth in the definition of LIBOR Period) and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

(c) All computations of Fees calculated on a per annum basis and interest shall be made by Agent on the basis of a 360-day year, in each case for the actual number of days occurring in the period for which such interest and Fees are payable. The Prime Rate is a floating rate determined for each day. Each determination by Agent of an interest rate and Fees hereunder shall be final, binding and conclusive on Borrower, absent manifest error.

(d) So long as an Event of Default has occurred and is continuing under Section 8.1(h) or (i), or so long as any other Default or Event of Default has occurred and is continuing and at the election of Agent (or upon the written request of Requisite Lenders) confirmed by written notice from Agent to Borrower, the interest rates applicable to the Loans and the Letter of Credit Fees shall be increased by five percentage points (5%) per annum above the rates of interest or the rate of such Fees otherwise applicable hereunder (“Default Rate”), and all outstanding Obligations shall bear interest at the lesser of the Default Rate applicable to such Obligations or the Maximum Lawful Rate. Interest and Letter of Credit Fees at the Default Rate shall accrue from the initial date of such Default or Event of Default until that Default or Event of Default is cured or waived and shall be payable upon demand.

(e) Subject to the conditions precedent set forth in Section 2.2, Borrower shall have the option to (i) request that any Acquisition Loan be made as a LIBOR Loan, (ii) convert at any time an outstanding Acquisition Loan from a Prime Rate Loan to a LIBOR Loan, (iii) convert any LIBOR Loan to a Prime Rate Loan, subject to payment of LIBOR breakage costs in accordance with Section 1.12(b) if such conversion is made prior to the expiration of the LIBOR Period applicable thereto, or (iv) continue an Acquisition Loan as a LIBOR Loan upon the expiration of the applicable LIBOR Period and the succeeding LIBOR Period of that continued Acquisition Loan shall commence on the first day after the last day of the LIBOR Period of the Acquisition Loan to be continued. Any such election must be made by 11:00 a.m. (San Antonio time) on the 3rd Business Day prior to (1) the date of any proposed advance of an Acquisition Loan which is to bear interest at the LIBOR Rate or (2) the date on which Borrower wishes to convert any Prime Rate Loan to a LIBOR Loan for a LIBOR Period designated by Borrower in such election. If no election is received with respect to a LIBOR Loan by 11:00 a.m. (San Antonio time) on the 3rd Business Day prior to the end of the LIBOR Period with respect thereto, Borrower shall be deemed to have selected a LIBOR Period of the same duration as the existing LIBOR Period and such Acquisition Loan shall be continued as such. If a Default or an Event of Default has occurred and is continuing or the additional conditions precedent set forth in Section 2.2 shall not have been satisfied, each LIBOR Loan shall be converted to a Prime Rate Loan at the end of its LIBOR Period. Borrower must make such election by notice to Agent in writing, by telecopy or overnight courier. In the case of any conversion, such election must be made pursuant to a written notice (a “Notice of Conversion”) in the form of Exhibit 1.5(e).

(f) Notwithstanding anything to the contrary set forth in this Section 1.5, if a court of competent jurisdiction determines in a final order that the rate of interest payable hereunder exceeds the highest rate of interest permissible under law (the “Maximum Lawful Rate”), then so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable hereunder shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrower shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Agent, on behalf of Lenders, is equal to the total interest that would have been received had the interest rate payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement. Thereafter, interest hereunder shall be paid at the rate(s) of interest and in the manner provided in Sections 1.5(a) through (d), unless and until the rate of interest again exceeds the Maximum Lawful Rate, and at that time this paragraph shall again apply. In no event shall the total interest received by any Lender pursuant to the terms hereof exceed the amount that such Lender could lawfully have received had the interest due hereunder been calculated for the full term hereof at the Maximum Lawful Rate. If the Maximum Lawful Rate is calculated pursuant to this paragraph, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made. If, notwithstanding the provisions of this Section 1.5(f), a court of competent jurisdiction shall finally determine that a Lender has received interest hereunder in excess of the Maximum Lawful Rate, Agent shall, to the extent permitted by applicable law, promptly apply such excess in the order specified in Section 1.10 and thereafter shall refund any excess to Borrower or as a court of competent jurisdiction may otherwise order.

Notice of Conversion. The Credit Agreement is hereby amended to add Exhibit 1.5(e) attached hereto as Exhibit 1.5(e) to the Credit Agreement.

Amount and Terms of Credit: Indemnity. Section 1.12 of the Credit Agreement is hereby amended to add the following as subsection (b):

(b) To induce Lenders to provide the LIBOR Rate option on the terms provided herein, if (i) any LIBOR Loans are repaid in whole or in part prior to the last day of any applicable LIBOR Period (whether that repayment is made pursuant to any provision of this Agreement or any other Loan Document or occurs as a result of acceleration, by operation of law or otherwise); (ii) Borrower shall default in payment when due of the principal amount of or interest on any LIBOR Loan; (iii) Borrower shall refuse to accept any borrowing of, or shall request a termination of any borrowing, conversion into or continuation of LIBOR Loans after Borrower has given notice requesting the same in accordance herewith; or (iv) Borrower shall fail to make any prepayment of a LIBOR Loan after Borrower has given a notice thereof in accordance herewith, then Borrower shall indemnify and hold harmless each Lender from and against all losses, costs and expenses resulting from or arising from any of the foregoing. Such indemnification shall include any loss (including loss of margin) or expense arising from the reemployment of funds obtained by it or from fees payable to terminate deposits from which such funds were obtained. For the purpose of calculating amounts payable to a Lender under this subsection, each Lender shall be deemed to have actually funded its relevant LIBOR Loan through the purchase of a deposit bearing interest at the LIBOR Rate in an amount equal to the amount of that LIBOR Loan and having a maturity comparable to the relevant LIBOR Period; provided, that each Lender may fund each of its LIBOR Loans in any manner it sees fit, and the foregoing assumption shall be utilized only for the calculation of amounts payable under this subsection. This covenant shall survive the termination of this Agreement and the payment of the Notes and all other amounts payable hereunder. As promptly as practicable under the circumstances, each Lender shall provide Borrower with its written calculation of all amounts payable pursuant to this Section 1.12(b), and such calculation shall be binding on the parties hereto unless Borrower shall object in writing within 10 Business Days of receipt thereof, specifying the basis for such objection in detail.

Amount and Terms of Credit: Capital Adequacy; Increased Costs; Illegality. Section 1.15 of the Credit Agreement is hereby amended to add the following as subsection (d):

(d) Notwithstanding anything to the contrary contained herein, if the introduction of or any change in any law or regulation (or any change in the interpretation thereof) shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Lender to agree to make or to make or to continue to fund or maintain any LIBOR Loan, then, unless that Lender is able to make or to continue to fund or to maintain such LIBOR Loan at another branch or office of that Lender without, in that Lender’s opinion, adversely affecting it or its Loans or the income obtained therefrom, on notice thereof and demand therefor by such Lender to Borrower through Agent, (i) the obligation of such Lender to agree to make or to make or to continue to fund or maintain LIBOR Loans shall terminate and (ii) Borrower shall forthwith prepay in full all outstanding LIBOR Loans owing to such Lender, together with interest accrued thereon, unless Borrower, within 5 Business Days after the delivery of such notice and demand, converts all outstanding LIBOR Loans into Prime Rate Loans.

Conditions Precedent; Further Conditions to Each Loan. Section 2.2 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

2.2 Further Conditions to Each Loan. Except as otherwise expressly provided herein, no Lender shall be obligated to fund any Advance, convert or continue any Loan as a LIBOR Loan or incur any Letter of Credit Obligation, if, as of the date thereof:

(a) any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of such date, except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by this Agreement, and Agent or Requisite Revolving Lenders have determined not to make such Revolving Credit Advance, or incur such Letter of Credit Obligation as a result of the fact that such warranty or representation is untrue or incorrect;

(b) any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of such date, except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by this Agreement, and Agent or Requisite

Acquisition Lenders have determined not to make such Acquisition Loan or convert or continue any Acquisition Loan as LIBOR Loan as a result of the fact that such warranty or representation is untrue or incorrect;

(c) any event or circumstance having a Material Adverse Effect has occurred since the date hereof as determined by the Requisite Revolving Lenders, and Agent or Requisite Revolving Lenders have determined not to make such Revolving Credit Advance, or incur such Letter of Credit Obligation as a result of the fact that such event or circumstance has occurred;

(d) any event or circumstance having a Material Adverse Effect has occurred since the date hereof as determined by the Requisite Acquisition Lenders, and Agent or Requisite Acquisition Lenders have determined not to make such Acquisition Loan or convert or continue any Acquisition Loan as a LIBOR Loan as a result of the fact that such event or circumstance has occurred;

(e) any Default or Event of Default has occurred and is continuing or would result after giving effect to any Revolving Advance (or the incurrence of any Letter of Credit Obligation), and Agent or Requisite Revolving Lenders shall have determined not to make any Revolving Credit Advance or incur any Letter of Credit Obligation as a result of that Default or Event of Default; or

(f) any Default or Event of Default has occurred and is continuing or would result after giving effect to any Acquisition Loan, and Agent or Requisite Acquisition Lenders shall have determined not to make any Acquisition Loans or convert or continue any Acquisition Loan as a LIBOR Loan as a result of that Default or Event of Default; or

(g) after giving effect to any Revolving Credit Advance (or the incurrence of any Letter of Credit Obligations), the outstanding principal amount of the Revolving Loan would exceed the lesser of the Borrowing Base and the Revolving Loan Commitment Maximum Amount.

The request and acceptance by Borrower of the proceeds of any Advance, the incurrence of any Letter of Credit Obligations or the conversion or continuation of any Loan into, or as, a LIBOR Loan, shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by Borrower that the conditions in this Section 2.2 have been satisfied and (ii) a reaffirmation by Borrower of the granting and continuance of Agent’s Liens, on behalf of itself and Lenders, pursuant to the Collateral Documents.

Assignment and Participations; Appointment of Agent: Assignment and Participations. Subsection 9.1(f) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

(f) So long as no Event of Default has occurred and is continuing, no Lender shall assign or sell participations in any portion of its Loans or Commitments to a potential Lender or participant, if, as of the date of the proposed assignment or sale, the assignee Lender or participant would be subject to capital adequacy or similar requirements under Section 1.15(a), increased costs under Section 1.15(b), an inability to fund LIBOR Loans under Section 1.15(d), or withholding taxes in accordance with Section 1.14(a).

Assignment and Participations; Appointment of Agent: Advances; Payments; Non-Funding Lenders; Information; action in Concert. Subsection 9.9(a)(ii) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

(ii) Agent shall notify Acquisition Lenders, promptly after receipt of a Notice of Acquisition Advance and in any event prior to 1:00 p.m. (San Antonio time) on the date such Notice of Acquisition Advance is received, by telecopy, telephone or other similar form of transmission. Each Acquisition Lender shall make the amount of such Lender’s Pro Rata Share of such Acquisition Loan available to Agent in same day funds by wire transfer to Agent’s account as set forth in Annex G not later than 3:00 p.m. (San Antonio time) on the requested funding date and not later than 11:00 a.m. (San Antonio time) on the requested funding date in the case of a LIBOR Loan. After receipt of such wire transfers (or, in the Agent’s sole discretion, before receipt of such wire transfers), subject to the terms hereof, Agent shall make the requested Acquisition Loan to Borrower or convert or continue any Acquisition Loan as a LIBOR Loan. All payments by each Acquisition Lender shall be made without setoff, counterclaim or deduction of any kind.

Annex A: Definition of Interest Payment Date. The Definition of “Interest Payment Date” set forth in Annex A of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Interest Payment Date” means (a) as to any Prime Rate Loan, the first Business Day of each month to occur while such Loan is outstanding and (b) as to any LIBOR Loan, the last day of the applicable LIBOR Period; provided, that in the case of any LIBOR Period greater than three months in duration, interest shall be payable at three month intervals and on the last day of such LIBOR Period; and provided further, that in the case of each of the foregoing, (x) the date upon which all of the Commitments have been terminated and the Loans have been paid in full shall be deemed to be an “Interest Payment Date” with respect to any interest that has then accrued under the Agreement, (y) the Acquisition Commitment Termination Date shall be deemed to be an “Interest Payment Date” with respect to Acquisition Loans and (z) the Revolving Commitment Termination Date shall be deemed to be an “Interest Payment Date” with respect to Revolving Loans.

Annex A: Definitions. Annex A of the Credit Agreement is hereby amended to add the following definitions:

“Applicable Margin(s)” means individually and/or collectively, as the case may be, the Applicable Acquisition Loan LIBOR Margin.

“Applicable Acquisition Loan LIBOR Margin” means the per annum interest rate from time to time in effect and payable in addition to the LIBOR Margin applicable to an Acquisition Loan, as determined by reference to Section 1.5(a).

“LIBOR Business Day” means a Business Day on which banks in the City of London are generally open for interbank or foreign exchange transactions.

“LIBOR Loan” means an Acquisition Loan or any portion thereof bearing interest by reference to the LIBOR Rate.

“LIBOR Period” means, with respect to any LIBOR Loan, each period commencing on a LIBOR Business Day selected by Borrower pursuant to the Agreement and ending one, two, or three months thereafter, as selected by Borrower’s irrevocable notice to Agent as set forth in Section 1.5(e); provided, that the foregoing provision relating to LIBOR Periods is subject to the following:

(a) if any LIBOR Period would otherwise end on a day that is not a LIBOR Business Day, such LIBOR Period shall be extended to the next succeeding LIBOR Business Day unless the result of such extension would be to carry such LIBOR Period into another calendar month in which event such LIBOR Period shall end on the immediately preceding LIBOR Business Day;

(b) any LIBOR Period that would otherwise extend beyond the Commitment Termination Date shall end 2 LIBOR Business Days prior to such date;

(c) any LIBOR Period that begins on the last LIBOR Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Period) shall end on the last LIBOR Business Day of a calendar month; and

(d) Borrower shall select LIBOR Periods so as not to require a payment or prepayment of any LIBOR Loan during a LIBOR Period for such Loan.

“LIBOR Rate” means for each LIBOR Period, a rate of interest determined by Agent equal to:

(a) the offered rate for deposits in United States Dollars for the applicable LIBOR Period that appears on Telerate Page 3750 as of 11:00 a.m. (London time), on the second full LIBOR Business Day next preceding the first day of such LIBOR Period (unless such date is not a Business Day, in which event the next succeeding Business Day will be used); divided by

(b) a number equal to 1.0 minus the aggregate (but without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on the day that is 2 LIBOR Business Days prior to the beginning of such LIBOR Period (including basic, supplemental, marginal and emergency reserves under any regulations of the Federal Reserve Board or other Governmental Authority having jurisdiction with respect thereto, as now and from time to time in effect) for Eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Federal Reserve Board that are required to be maintained by a member bank of the Federal Reserve System.

If such interest rates shall cease to be available from Telerate News Service, the LIBOR Rate shall be determined from such financial reporting service or other information as shall be mutually acceptable to Agent and Borrower.

“Notice of Conversion “ has the meaning ascribed to it in Section 1.5(e).

“Prime Rate Loan” means a Loan or portion thereof bearing interest by reference to the Prime Rate.

“Revolving Commitment Termination Date” means the earliest of (a) October 27, 2006, (b) the date of termination of Lenders’ obligations to make Advances and to incur Letter of Credit Obligations or permit existing Loans to remain outstanding pursuant to Section 8.2(a), and (c) the date of indefeasible prepayment in full by Borrower of the Loans and the cancellation and return (or stand-by guarantee) of all Letters of Credit or the cash collateralization of all Letter of Credit Obligations pursuant to Annex B, and the permanent reduction of the Commitments to zero dollars ($0).

Form of Acquisition Note. The form of Acquisition Note attached to the Credit Agreement as Exhibit 1.1(b)(ii) is hereby deleted in its entirety and replaced with Exhibit 1.1(b)(ii) attached hereto.

No Other Amendment. Except as specifically modified or amended herein, all terms, provisions and requirements of the Credit Agreement shall remain as written, and as amended from time to time.

Reaffirmation. Borrower hereby reaffirms all covenants, conditions, representations and warranties contained in the Credit Agreement, as amended by this Third Amendment.

Expenses. Borrower covenants and agrees to pay all costs and expenses of Agent and Lender in connection with this Third Amendment, including, but not limited to, Agent’s and Lender’s attorneys’ fees, recording or filing costs or expenses, and similar items.

Counterparts. This Third Amendment may be executed in counterpart originals, no one of which need contain the signature of all parties, but all of which together shall constitute one and the same instrument.

Release of Agent and Lenders. Borrower hereby acknowledges and agrees that, as of the date hereof, there exists no right of offset, defense, counterclaim, claim, or objection in favor of such Borrower as against Lenders with respect to the Credit Agreement or any other aspect of the transactions contemplated thereby, or alternatively, that any such right of offset, defense, counterclaim, claim, or objection is hereby expressly waived. In connection with the foregoing, Borrower hereby releases and discharges Agent and Lenders, and their respective parents, subsidiaries, affiliates, directors, officers, employees, attorneys, agents, successors, and assigns from any and all rights, claims, demands, actions, causes of action, suits, proceedings, agreements, contracts, judgments, damages, debts or liabilities, of any kind or character, including without limitation such claims and defenses as fraud, mistake, duress, and usury, whether in law or in equity, known or unknown, choate or inchoate, it has had, now has, or hereafter may have, arising under or in any manner relating to, whether directly or indirectly, the Credit Agreement or any other aspect of the transactions contemplated thereby from the beginning of time until the date hereof.

Cooperation, Further Assurances. Borrower agrees to cooperate with Agent so that the interests of Lenders are protected and the intent of the Loan Documents and this Third Amendment can be effectuated. Borrower agrees to execute whatever further documents and to provide whatever further assurances Agent or Lenders may reasonably request or deem necessary to effectuate the terms of this Third Amendment.

Governing Law. This Third Amendment and all other Loan Documents shall be governed by, and construed in accordance with, the laws of the State of Texas, excluding those laws relating to the resolution of conflicts between laws of different jurisdictions.

Headings. The headings preceding the text of the paragraphs of this Third Amendment have been inserted solely for convenience of reference and shall neither constitute a part of this Third Amendment nor affect its meaning, interpretation, or effect.

NOTICE TO COMPLY WITH STATE LAW

For the purpose of this Notice, the term “WRITTEN AGREEMENT” shall include the document set forth above, together with each and every other document relating to and/or securing the same loan transaction, regardless of the date of execution.

NOTICE OF FINAL AGREEMENT

THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN

THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR,

CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[Balance of Page Intentionally Left Blank]

[Signature(s) on Following Page(s)]

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed as of the date first above written.

BORROWER:

PIONEER DRILLING SERVICES, LTD., a Texas limited partnership

By:	PDC Mgmt. Co., a Texas corporation, General Partner

	By:	/s/ Wm. Stacy Locke
Wm. Stacy Locke, President and Chief Executive Officer

LENDERS:

THE FROST NATIONAL BANK, a national banking association, as Agent and Lender

By:	/s/ Casey Shaeffer
Name:
Title:	Vice President

ZIONS FIRST NATIONAL BANK, a national banking association, as Lender

By:	/s/ Jennifer Christopulos
Name:
Title:	Vice President

BANK OF SCOTLAND, a Scottish banking corporation acting through its New York Branch, as Lender

By:	/s/ Karen Weich
Name:
Title:	Assistant Vice President

The following Persons are signatories to this Third Amendment in their capacity as Credit Parties and Guarantors and not as Borrowers.

HOLDING COMPANY: PIONEER DRILLING COMPANY, a Texas corporation

By:	/s/ Wm. Stacy Locke
Wm. Stacy Locke, President and Chief Executive Officer

PDC MGMT. CO., a Texas corporation

By:	/s/ Wm. Stacy Locke
Wm. Stacy Locke, President and Chief Executive Officer

PDC INVESTMENT CORP., a Delaware corporation

By:	/s/ Wm. Stacy Locke
Wm. Stacy Locke, President and Chief Executive Officer